Exhibit 17.1

Jonathan Christodoro

320 West 38th Street, Apt. 1108

New York, New York 10018

December 8, 2017

Robert J. Keegan

Chairman of the Board

Xerox Corporation

201 Merritt 7

Norwalk, Connecticut 06851-1056

Dear Bob:

This letter confirms my resignation as a director of Xerox, effective immediately. I have appreciated my time on the Board but feel I can better serve the interests of Xerox and our shareholders by resigning and joining a slate of three other nominees who will be seeking election to the Board at Xerox’s 2018 Annual Meeting of Shareholders.

As you know, the Board has been addressing issues I consider vital to Xerox’s current and future wellbeing. Until the last few weeks, it appeared that the Board’s decisions would be consistent with my views on the best interests of Xerox and our shareholders. It now appears, however, that the Board will make decisions and take Xerox in a direction with which I strongly disagree.

My resignation terminates the June 27, 2016 agreement between Xerox and the Icahn Group. I will be joining it and its other nominees, Keith Cozza, Jay Firestone and Randolph Read, in seeking election to the Board. Both during the campaign and if re-elected as a director, I will advocate my views and urge the Board to get back on track and make decisions that are in the best interests of Xerox and our shareholders.

Sincerely yours,

Jonathan Christodoro